SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      Pursuant to Rule 13a-16 or 15d-16 Under
                       the Securities Exchange Act of 1934

                         For the month of September, 2003
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                        Commission File Number 001-13908
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                                  AMVESCAP PLC
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                 (Translation of registrant's name into English)

                 30 Finsbury Square, London EC2A 1AG, ENGLAND
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                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                        Form 20-F  X             Form 40-F
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Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
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Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
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Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                        Yes        No   X
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If "Yes" is marked, indicate below the file number assigned to the registrant in
connection with Rule 12g3-2(b): 82-     N/A
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Description of document filed:  AMVESCAP ("ESOP") SOLD 6,000 ORDINARY SHARES
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                                ON BEHALF OF A BENEFICIARY OF THE PLAN
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In accordance with Chapter 16.13 of the Listing Rules, notification is hereby given that on the 1 SEPTEMBER 2003, Rothschild Trust (Cayman) Limited, the Trustee of the AMVESCAP Share Option Trust, sold 6,000 ordinary shares on behalf of participant of the AMVESCAP Executive Share Option Scheme. The Company was notified of this transaction on 1 SEPTEMBER 2003.

Executive Directors of AMVESCAP PLC who are participants in the Share Option Schemes are deemed to be discretionary beneficiaries of the Trust and are consequently considered to be interested in all of the shares held by the Trustee.






2 SEPTEMBER 2003.

                                   SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                                AMVESCAP PLC
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                                                (Registrant)



Date 2 September, 2003                 By   /s/  ANGELA TULLY
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                                                (Signature)

                                             Angela Tully
                                             Assistant Company Secretary